October 31, 1998


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1998, and 1997, total revenues increased 4.1% from $675,479 to $702,869 and total expenses decreased slightly from $404,237 to $403,585. As a result, net income increased 10.4% from $271,242 to $299,284 for the three-month period ended September 30, 1998, as compared to the same period in 1997. The increase in revenues can be attributed to an increase in rental income due to higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 86.7% for the three-month periods ended September 30, 1998 and 1997. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating and general and administrative expenses remained constant for the three-month periods ended September 30, 1998 and 1997.

For the nine-month periods ended September 30, 1998, and 1997, total revenues increased 1.6% from $1,986,186 to $2,018,200 and total expenses decreased 1.2% from $1,229,913 to $1,215,616. As a result, net income increased 6.1% from $756,273 for the nine-month period ended September 30, 1997, to $802,584 for the same period in 1998. The slight increase in revenues can be attributed to an increase in rental revenue due to higher unit rental rates. Operating expenses decreased approximately $24,900
(2.3%) from $1,059,659 to $1,034,734. The decrease is primarily due to lower yellow pages advertising costs, repairs and maintenance and workmen compensation insurance expenses, partially offset by higher real estate taxes. General and administrative expenses increased approximately $10,600 (6.2%) primarily as a result of estimated tax payments to the state of Michigan.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations.
The Partnership's financial resources appear to be adequate to meet its needs.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President